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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

S
Mail Processing
Section

MAR 0 4 2019

Washington DC
443

SEC FILE NUMBER
8-67930

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/18_____ AND ENDING _____12/31/18_____
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GP Bullhound Inc**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, Suite 1620
                                      (No. and Street)

San Francisco   CA   94111
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alec Dafferner   (415)-986-0168
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
_____
                               (Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460   Walnut Creek   CA   94598
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, <u>Alec Dafferner</u>   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>GP Bullhound, Inc.</u>   , as of <u>December 31</u>   , 20<u>18</u>   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Partner
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Management Statement regarding Compliance with the Exemption Provision for Rule 15c3-3.
- ☑ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



WELLS FARGO

All-purpose Acknowledgment California only

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ___Contra Costa___

On _3/1/19_ before me, _Wendy Campos, Notary Public_ (here insert name and title of the officer),

personally appeared ___Alec Dafferner___

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

> **WENDY CAMPOS**
> COMM.#2104161
> NOTARY PUBLIC - CALIFORNIA
> CONTRA COSTA COUNTY
> My Commission Expires 00/21/2019

Notary Seal

WITNESS my hand
and official seal.

Signature ___Wendy Campos___

For Bank Purposes Only

Description of Attached Document

Type or Title of Document ___Annual Audited Report Form X-17 A-5 Part III___

Document Date ___3/1/19___   Number of Pages ___21___

Signer(s) Other Than Named Above ___none___



GP BULLHOUND INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS



office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GP Bullhound Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GP Bullhound Inc (the "Company") as of December 31, 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2008.

Other Information

The supplemental information contained in Schedule I – Computation of Net Capital For Brokers and Dealers Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 26, 2019

- 1 -

GP BULLHOUND, INC.
Statement of Financial Condition
December 31, 2018

ASSETS

Cash in bank	$	5,899,154
Restricted certificate of deposit		65,437
Accounts receivable		686,006
Deposits and Prepaid Expenses		45,128
Furniture, equipment, leasehold improvements and automobiles, net of accumulated depreciation of $182,515		201,773
Total Assets	$	6,897,498

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued liabilities	$	4,033,990
Discretionary bonuses payable		1,888,275
Deferred Income Tax		5,977
Unearned Revenue		233,806
Total Liabilities		6,162,048

Shareholders' equity:

Capital stock, $0.01 par value, 1,000 shares authorized; 100 shares issues and outstanding		1
Additional paid-in capital		199,999
Retained earnings		535,450
Total Shareholders' equity		735,450
Total Liabilities and Shareholders' Equity	$	6,897,498

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Operations
December 31, 2018

Revenue		
Fees and commissions earned	$	9,754,564
Other Income		8,308
Total revenue		9,762,872
Expenses		
Salaries and bonuses		4,220,230
Employee Benefits		91,225
Travel and entertainment, net		352,869
Rent expense		516,123
Telephone, internet and communication		113,472
Professional fees:		
Consulting		3,846,374
Legal		37,645
Accounting		64,363
Recruiting		70,750
Insurance		158,673
Office expense		67,819
Regulatory fees		31,669
Depreciation		46,991
Bad Debt expense		44,643
Other		9,153
Total Expenses	$	9,671,999
Income before provision for income taxes		90,873
Provision for income taxes		51,964
Net Income	$	38,909

The accompanying notes are an integral part of these financial statements.

	Shares	Amount	Additional Paid-in Capital	Accumulated Earnings	Total
Balance - December 31, 2017	100	$ 1	$ 199,999	$ 496,541	$ 696,541
Net income (loss)	-	-	-	38,909	38,909
Balance - December 31, 2018	100	$ 1	$ 199,999	$ 535,450	$ 735,450

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Cash Flows
December 31, 2018

Cash flows from operating activities:	
Net income	$ 38,909
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in operating assets	
Decrease in accounts receivable	1,005,406
Increase in lease deposits and prepaid expenses	(20,429)
Decrease in deferred income tax	8,664
Increase (decrease) in operating liabilities	
Increase in accounts payable and accrued liabilities	4,325,160
Increase in accrued taxes	3,542
Increase in unearned revenue	233,806
Net cash provided by operating activities	5,595,058
Cash flows from investing activities:	
Additions to fixed assets	(152,777)
Net cash provided by (used in) investing activities	(152,777)
Net increase in cash	5,442,281
Cash at beginning of year	456,873
Cash at end of year	$ 5,899,154

The accompanying notes are an integral part of these financial statements.

1.   Organization and Summary of Significant Accounting Policies

Description of Business
GP Bullhound Inc. was incorporated in the State of California on December 21, 2004, as a wholly owned subsidiary of GP Bullhound Holdings Ltd. (Parent), a U.K. head quartered investment advisory group holding company. GP Bullhound Holdings Ltd. is the holding company for an international group (GP Bullhound Group) that is an independent investment bank focused on the technology sector.

GP Bullhound Inc. (the Company) provides advisory services to its clients and clients of GP Bullhound Group. As a result, its revenue streams and accounts receivable at December 31, 2018 are derived from direct client work and work supporting clients of GP Bullhound Group.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Regulatory Authority, Inc. ("FINRA").

On March 6, 2018 GP Bullhound Inc. acquired AdMedia Partners, a Mergers and Acquisition Firm based in New York.

Liquidity
While the Company continues to generate revenues from its own client base, the continuing support of the Parent is anticipated, from time to time, for the future operations.

Estimates
The Company prepares its financial statements in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and cash equivalents
Cash equivalents include all highly liquid investments with maturity of three months or less at the date of acquisition.

Accounts receivable
Accounts receivable are stated at estimated net realizable value. Accounts receivable primarily consist of advisory services and success fee revenue billed to clients of the Company and to other companies within GP Bullhound Group.

Revenue Recognition
Revenue is recorded when advisory services, success fees or retainer income have been earned. Success fees are paid at the close of a successful deal generally calculated as a percentage of the transaction value.

GP BULLHOUND INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

1. **Organization and Summary of Significant Accounting Policies (concluded)**

Concentrations

Cash
The Company maintains cash balances at one institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2018, the Company's cash balance exceeded the FDIC insured limit by $5,649,154.

Major customers
The company derived $5,767,939 (58%) of the revenue for the year ended December 31, 2018 from a success fee related to four clients. The Company also earned $439,719 (4%) of its 2018 revenue from advisory fees billed to GP Bullhound Group (see Note 7 – Related Party Transactions).

Income Taxes
The Company accounts for income taxes as required by the Financial Accounting Standards Board (FASB), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred income tax assets to the amounts expected to be realized.

Depreciation of Fixed Assets
Fixed assets are recorded at historical cost, net of accumulated depreciation and amortization. Furniture and equipment costing $175,494 are depreciated on a straight-line basis over five to ten years. Leasehold improvements costing $189,156 are amortized over 5 years, which is the expected lease period. Depreciation expense for the year ended December 31, 2018 was $46,991.

2. **Shareholders' Equity**

Pursuant to the Articles of Incorporation, GP Bullhound Inc. was initially capitalized by the contribution of cash from the Parent with a value of $200,000. The Corporation is authorized to issue only one class of shares, designated common stock with a par value of $0.01 per share. The total number of shares which the Corporation is authorized to use is one thousand shares. One hundred shares are issued and outstanding.

3.   Restricted Certificate of Deposit

The Company has a letter of credit for $65,000 at 5% over the prime rate with a local bank, which is secured by a $65,000 certificate of deposit. The letter of credit was required as part of the San Francisco office renovation under the operating lease. The Company also has a cash collateral deposit for $187,000 at 2.4% with a local bank, which is held as collateral as required under the operating lease for the New York office (see Note 6).

4.   Income Taxes

The primary "timing" differences between taxable income and financial statement income are for differences between book and tax depreciation and in the period of deduction for California Franchise Taxes on the Federal return.

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. Federal or state income tax examinations by tax authorities for years before 2014.

The following is the computation of income tax expense:

Income tax Expense	State	Federal	Total
Net Income (Loss) before Income Taxes	$58,016	$58,016	
Less Prior Year California Franchise Tax		(6,683)	
Deductions/(Income) not allowable:			
Non-deductible portion - meals & Ent	10,833	10,833	
Deferred Tax Items:			
Depreciation per tax returns	(11,471)	(109,157)	
Depreciation per books	46,991	46,991	
Taxable income	104,369	-	
Income tax thereon - current	10,442	-	10,442
Deferred income tax provision	(3,601)	12,265	8,664
Total Income tax expense (benefit), including deferred	6,841	12,265	19,106

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $1,438,144, which was $1,153,226 in excess of its required net capital of $284,918. The Company's aggregate indebtedness to net capital ratio was 2.97 to 1.

6. Leases

The Company has two operating leases for office space in San Francisco and New York. The Company's operating lease for office space in San Francisco expires June 30, 2019. The annual base rent increases $2,220 annually. Rent expense during 2018 was $168,234. The operating lease commitment for 2019 is $82,140. The Company is in negotiations for new office space in San Francisco.

The Company's operating lease for office space in New York expires July 5, 2023. The annual base rent increases by 1.5 percent annually. Rent expense during 2018 was $27,313, which included a free rent period of 3.5 months based on the lease agreement.

The operating lease commitment for office space is as follows:

2019	$ 448,920
2020	455,654
2021	462,489
2022	469,426
2023	516,768
Total	$2,353,257

7. Related Party Transactions

The Company billed GP Bullhound Group $439,719 for advisory services performed on its behalf in 2018. There was a receivable balance due of $527,782 from GP Bullhound Group at December 31, 2018. GP Bullhound Group billed the Company $3,807,650 for advisory services performed on its behalf in 2018. There was a payable balance of $3,808,748 at December 31.

8. Subsequent Events

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm on which the financial statements were available to be issued. Subsequent to the year ended December 31, 2018, the Company closed two transactions which included success fees of approximately $1,825,000.

9.   Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 and issued subsequent amendments to the initial guidance in August 2015, March 2016, April 2016, May 2016, December 2016, May 2017 and September 2017 within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-10, ASU 2017-13 and ASU 2017-14, respectively (collectively, Topic 606). Topic 606 supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of Topic 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Topic 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation, among others. Topic 606 also provides guidance on the recognition of costs related to obtaining customer contracts. Topic 606 is effective for the Company's fiscal year ending December 31, 2019. The Company is currently evaluating the impact that Topic 606 will have on its financial position and results of operation.

In January 2016, the FASB issued ASU 2016-01 ("ASU 2016-01") regarding ASC Topic 825-10, Financial Instruments - Overall. The amendments address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments, and require equity securities to be measured at fair value with changes in fair value recognized through net income. The amendments also simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment for impairment quarterly at each reporting period. The amendments in ASU 2016-01 will be effective for the Company's fiscal year beginning January 1, 2018. An entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, with prospective adoption of the amendments related to equity securities without readily determinable fair values existing as of the date of adoption. The Company does not believe ASU 2016-01 will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016–13, Measurement of Credit Losses on Financial Instruments ("ASU 2016–13"), which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity debt securities, among others. ASU 2016–13 is required to be adopted using the modified retrospective method by January 1, 2020, with early adoption permitted. ASU 2016–13 will have applicability to our accounts receivable portfolio. At this time, we do not anticipate that the adoption of ASU 2016–13 will have a significant impact on our Financial Statements and related disclosures; however, we are currently in the early stages of evaluating the requirements and the period for which we will adopt the standard.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within ASU 2017-13 (collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 is effective for the Company's fiscal year ending December 31, 2020. The Company is currently evaluating the impact that Topic 842 will have on its financial position and results of operation.

GP BULLHOUND, INC.
Schedule I
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Security and Exchange Act of 1934
December 31, 2018

Company equity	$	735,450
Add		
Discretionary bonuses payable		1,888,275
Total available capital		2,623,725

Assets not allowed for net capital purposes:

Restricted certificate of deposit	(65,437)
Accounts receivable	(686,006)
Deposits and Prepaid Expenses	(232,365)
Fixed assets	(201,773)
Net Capital	1,438,144 A

Minimum net capital required:

Greater of 6-2/3% of aggregate indebtedness ($284,918) or $5,000	284,918
Net capital in excess of requirement	$ 1,153,226
Aggregate indebtedness (total liabilities)	$ 4,273,773 B
Ratio of aggregate indebtedness ($4,273,773) to net capital ($1,438,144)	2.97 to 1
	B **A**

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 4,273,773	$ 1,438,144	2.97 to 1
Change in other investments			
Change in haircut adjustment, net of rounding	-	-	
Per statements as finalized	$ 4,273,773	$ 1,438,144	2.97

The accompanying notes are an integral part of these financial statements.



CROPPER
an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GP Bullhound Inc

We have reviewed management's statements, included in the accompanying GP Bullhound Inc Exemption Report, in which (1) GP Bullhound Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which GP Bullhound Inc claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) GP Bullhound Inc stated that GP Bullhound Inc met the identified exemption provisions throughout the most recent fiscal year without exception. GP Bullhound Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GP Bullhound Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2008.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 26, 2019



Dear Sir/Madam,

GP Bullhound Inc Exemption Report

GP Bullhound Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions in §240.15c3-3(k)(2)(i) throughout the most recent fiscal year ending December 31st, 2018, without exception.

I, Alec Dafferner, swear (or affirm), that to my best knowledge and belief, this Exemption Report is true and correct.

Yours sincerely,

By: Alec Dafferner

Title: Partner

Date: January 8th, 2019

GP.Bullhound

GP Bullhound Inc., One Maritime Plaza, Suite 1620, San Francisco, CA 94111, USA Phone +1 415 986 0191
www.gpbullhound.com

GP Bullhound Inc. is a member of FINRA

Page 1 of 1

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office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders
of GP Bullhound Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by GP Bullhound Inc and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of GP Bullhound Inc for the year ended December 31, 2018, solely to assist you and SIPC in evaluating GP Bullhound Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). GP Bullhound Inc's management is responsible for GP Bullhound Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 26, 2019

- 15 -

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
14*15******2861***************MIXED AADC 220
67930   FINRA    DEC
GP BULLHOUND INC
1 MARITIME PLZ STE 1620
SAN FRANCISCO, CA 94111-3506
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeannette Gaston (973)291-8591

2. A. General Assessment (item 2e from page 2) $ 14,577

   B. Less payment made with SIPC-6 filed (exclude interest)   (6.839)

   ___07/02/2018___
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   7,738

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 7,738

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☐   ACH ☑
      Total (must be same as F above) $ 7,738

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GP Bullhound Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the **25th** day of **February**, 20 **19** .   **Partner**
                                                              (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,762,872

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Bad Debt Expense	44,643

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions	44,643
2d. SIPC Net Operating Revenues	$ 9,718,229
2e. General Assessment @ 0015	$ 14,577

(to page 1, line 2.A.)

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